Mail Stop 3561

January 8, 2008

Via Fax & U.S. Mail

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street, Suite 18290
Mobile, Alabama 36602

      Re: International Shipholding Corporation
             Form 10-K for the year ended December 31, 2006
             Filed March 9, 2007
             File No. 001-10852

Dear Mr. Estrada:

      We have reviewed your response letter dated January 3, 2008 and have the following comments. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2006

   1. We note from your response to our prior comment that you propose to include a

complete set of financial statements for BSH, including notes, for the year ended December 31, 2004 in your Form 10-K for the year ended December 31, 2007. However, we do not consider this an acceptable response as financial statements filed under Rule 3-09 of Regulation S-X, whether audited or unaudited, should include a complete set of financial statements. Therefore, please file an amended Form 10-K for the year ended December 31, 2006 which includes the statements of cash flows, statements of changes in stockholders equity, and notes to the financial statements for the year ended December 31, 2004. Additionally, you responded that the only BSH financial statements you have for the nine months ended September 30, 2006 are the unaudited balance sheet and statement of income. In this regard, if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief